UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)*

                                  NYMAGIC, INC.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                    629484106
                                 (CUSIP Number)

                                February 14, 1999
             (Date of Event Which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |_| Rule 13d-1(b)
          |_| Rule 13d-1(c)
          |_| Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 629484106


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

     Mark W. Blackman

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York State

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

    SHARES          1,847,798 shares
               _________________________________________________________________
 BENEFICIALLY  6.   SHARED VOTING POWER

   OWNED BY         1,962,674 shares
               _________________________________________________________________
     EACH      7.   SOLE DISPOSITIVE POWER

  REPORTING         1,847,798 shares
               _________________________________________________________________
    PERSON     8.   SHARED DISPOSITIVE POWER

     WITH           1,962,674 shares
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,962,674 shares

________________________________________________________________________________
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     20.3%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions)

     IN

________________________________________________________________________________

CUSIP NO. 629484106


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

     John N. Blackman, Jr.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York State

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,918,174 shares
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,010,996 shares
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

 REPORTING          1,918,174 shares
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,010,996 shares
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,010,996 shares

________________________________________________________________________________
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     20.8%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions)

     IN

________________________________________________________________________________

Amendment No. 14 to Schedule 13G reflects the following transactions by the Reporting Persons:

Item 1(a). Name of Issuer: No Change.

Item 1(b). Address of Issuer's Principal Executive Offices:

               330 Madison Avenue
               New York, NY 10017

Item 2(a). Names of Persons Filing: No Changes

Item 2(b). Address of Principal Business Office:

               330 Madison Avenue
               New York, NY 10017

Item 2(c). Citizenship: No change

Item 2(d). Title of Class Securities: No change

Item 2(e). CUSIP Number: No Change.

Item 3. If this statement is filed pursuant to Rules 13-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ ]  Broker  or  Dealer   registered  under  Section  15  of  the
                    Securities Exchange Act of 1934 (the "Act").
          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.
          (c)  [ ]  Insurance  Company as defined  in Section  3(a)(19)  of that
                    Act.
          (d)  [ ]  Investment   Company  registered  under  Section  8  of  the
                    Investment Company Act of 1940.
          (e)  [ ]  Investment  Adviser  registered  under  Section  203  of the
                    Investment Advisers Act of 1940.
          (f)  [ ]  Employee Benefit Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund; see Rule  13d-1(b)(1)(ii)(F)  of the
                    Act.
          (g)  [ ]  Parent   Holding   Company,    in   accordance   with   Rule
                    13d-1(b)(ii)(G) of the Act.
          (h)  [ ]  Group,  in accordance  with Rule  13d-1(b)(1)(ii)(H)  of the
                    Act.

                    No change.

Item 4. Ownership

          (a)  Amount beneficially owned:

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

               John N. Blackman, Jr. owns of record 1,918,174 shares of Common Stock, and, as trustees of Trusts for the benefit of minors, all of which own of record 92,822 shares of Common Stock, may be deemed to have the power to vote 2,010,996 shares of Common Stock;

               Mark W. Blackman, owns of record 1,847,798 shares of Common Stock, and as guardian of minors, together owning of record 54,876 shares of Common Stock, and spouse of Deborah Blackman, owning 60,000 shares of Common Stock may be deemed to have the power to vote 1,962,674 shares of Common Stock.

          (b)  Percent of Class:

                    John N. Blackman, Jr.:   20.8%;

                    Mark W. Blackman:        20.3%;

               The foregoing percentages are based on the 9,685,492 shares of Common Stock reported by the Company to be outstanding as of December 31, 1998.

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or direct the vote:

                    John N. Blackman, Jr.: 1,918,174;

                    Mark W. Blackman: 1,847,798;

               (ii) shared power to vote or to direct the vote:

                    John N. Blackman, Jr., as trustee of trusts for minors, all of which own of record 92,822 shares of Common Stock, may be deemed to share the power to vote 2,010,996 shares of Common Stock;

                    Mark W. Blackman, as guardian of minors, together owning of record 54,876 shares of Common Stock, and spouse of Deborah Blackman, owning 60,000 shares of Common Stock may be deemed to share the power to vote 1,962,674 shares of Common Stock.

              (iii) sole power to dispose or to direct the  disposition of: John
                    N. Blackman, Jr.: 1,918,174 shares; Mark W. Blackman, 1,847,798 shares;

               (iv) shared power to dispose or to direct the disposition of:

               John N. Blackman, Jr., as trustee of trusts for minors, all of which own of record 92,822 shares of Common Stock, may be deemed to share the power to dispose or direct the disposition of 2,010,996 shares of Common Stock;

               Mark W. Blackman, as guardian of minors, together owning of record 54,876 shares of Common Stock, and spouse of Deborah Blackman, owning 60,000 shares of Common Stock may be deemed to share the power to dispose or direct the disposition of 1,962,674 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class: No Change.

Item 6. Ownership of More than Five Percent on Behalf of Another Person: No change.

Item 7. Identification and Classification of the subsidiary which acquired the Security being reported on by the Parent Holding Company: No change.

Item 8. Identification and Classification of the subsidiary which acquired the Security being reported on by the Parent Holding Company:

     No change.

Item 9.  Notice of Dissolution of Group: No change.

Item 10. Certification: No change.

Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in the statement is true,complete and correct.

February 13, 1999
                                                  s/ Mark W. Blackman
                                                  ------------------------------
                                                  Mark W. Blackman

February 13, 1999
                                                  s/ John N. Blackman, Jr.
                                                  ------------------------------
                                                  John N. Blackman, Jr.


                                  Page 6 of 6